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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASPEN EXPLORATION CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
045295300
(CUSIP NUMBER)
April 25, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	045295300

1	NAMES OF REPORTING PERSONS Tripower Resources, LLC, an Oklahoma limited liability company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma, USA

	5	SOLE VOTING POWER

NUMBER OF		471,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		471,400

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	471,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	045295300

1	NAMES OF REPORTING PERSONS John Gibbs and Susan Gibbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		225,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		471,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		225,400

WITH:	8	SHARED DISPOSITIVE POWER

		471,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	696,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.6%

12	TYPE OF REPORTING PERSON

	IN

This Amendment No. 1 (this “First Amendment”) to Schedule 13G is filed on behalf of TriPower Resources, LLC, an Oklahoma limited liability company, successor by conversion to TriPower Resources, Inc. (“TriPower”), and John and Susan Gibbs (collectively, “Gibbs”), with respect to the Common Stock (“Common Stock”), of Aspen Exploration Corporation, a Delaware corporation (the “Issuer”). This First Amendment amends the initial statement on Schedule 13G filed by TriPower Resources, Inc. on July 29, 2004 (the “Prior 13G”). This First Amendment is being filed to report the ownership of Common Stock by Gibbs, who may be deemed to control TriPower, and to report a reduction of ownership of Common Stock by TriPower that occurred on or about April 25, 2006. TriPower recently discovered that it had inadvertently failed to file an amendment to the Prior 13G to disclose this prior transaction.
ITEM 1.
(a) Name of Issuer:
Aspen Exploration Corporation
(b) Address of Issuer’s Principal Executive Offices:
2050 South Oneida Street, Suite 208, Denver, Colorado 80224-2426
ITEM 2.
(a) Name of Person Filing:
TriPower Resources, LLC, an Oklahoma limited liability company, successor by conversion to TriPower Resources, Inc., and John and Susan Gibbs
(b) Address of Principal Business Office:
P.O. Box 859, Ardmore, Oklahoma 73402
(c) Citizenship:
Oklahoma, USA
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
045295300

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act

b.	☐	Bank as defined in Section 3(a)(6) of the Act

c.	☐	Insurance Company as defined in Section 3(a)(19) of the Act

d.	☐	Investment company registered under Section 8 of the Investment Company Act

e.	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

f.	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

g.	☐	Parent holding company, in accordance with Rule 13d-a(b)(ii)(G) Note: See item 7

h.	☐	Group, in accordance with Rule 13d-a(b)(1)(ii)(H)
ITEM 4. Ownership:
a. Amount Beneficially Owned:
TriPower: 471,400
Gibbs: 696,800
b. Percent of Class:
TriPower: 6.5%
Gibbs: 9.6%
c. Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
TriPower: 471,400
Gibbs: 225,400
(ii) shared power to vote or to direct the vote:
TriPower: 0
Gibbs: 471,400
(iii) sole power to dispose or to direct the disposition of:
TriPower: 471,400
Gibbs: 225,400
(iv) shared power to dispose or to direct the disposition of:
TriPower: 0
Gibbs: 471,400

ITEM 5. Ownership of 5 Percent or Less of a Class:
Not applicable
ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person:
Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable
ITEM 8. Identification and Classification of Members of the Group:
TriPower Resources, LLC, an Oklahoma limited liability company
John Gibbs and Susan Gibbs
ITEM 9. Notice of Dissolution of Group:
Not applicable
ITEM 10. Certification:
By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009

TRIPOWER RESOURCES, LLC, an Oklahoma limited liability company
By:	/s/ John Gibbs
John Gibbs, Manager

/s/ John Gibbs
John Gibbs

/s/ Susan Gibbs
Susan Gibbs

Exhibit 1
JOINT FILING AGREEMENT
The undersigned parties hereby agree that the Schedule 13G and the Amendment No. 1 to Schedule 13G filed herewith relating to the Common Stock of Aspen Exploration Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.
Date: February 12, 2009

TRIPOWER RESOURCES, LLC, an Oklahoma limited liability company
By:	/s/ John Gibbs
John Gibbs, Manager

/s/ John Gibbs
John Gibbs

/s/ Susan Gibbs
Susan Gibbs